UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of    December, 2002

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [  ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                   .1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date 9 December, 2002	By	/s/ Ronald Lea Erratt Ronald Lea Erratt
Company secretary

*Print the name and title under the signature of the signing officer

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ASX AND MEDIA RELEASE	9 DECEMBER 2002

MARSHALL EDWARDS INC BEGINS PHASE II TRIAL FOR PHENOXODIOL AT YALE UNIVERSITY SCHOOL OF MEDICINE FOR WOMEN WITH OVARIAN CANCER

Novogen Limited’s subsidiary, Marshall Edwards, Inc. (LSE-AIM: MSH), has just made the following announcement to the London Stock Exchange’s Alternative Investment Market.

Pharmaceutical company, Marshall Edwards, Inc., is to commence a Phase II clinical trial at Yale University School of Medicine of its novel anti-cancer drug, phenoxodiol, in women with recurrent ovarian and fallopian cancers.

Phenoxodiol will be assessed for its ability to halt the growth or to shrink tumors in women with ovarian or fallopian cancer who have failed other forms of chemotherapy.

Phenoxodiol will be the only anti-cancer drug to be used in these women.

The trial is part of a multi-centre, multi-national study.

Yale University is the only U.S. site participating in this trial.

The trial will be led by Thomas Rutherford, M.D., Ph.D., Associate Professor of Gynecologic Oncology and Gil Mor, M.D., Associate Professor of Obstetrics and Gynecology.

A total of approximately 40 women who have already failed other forms of chemotherapy will be enrolled in the trial in the first instance.

Patients will receive phenoxodiol by intravenous injection on two consecutive days per week for a treatment cycle lasting 12 weeks. The clinical end-points will include tumor mass, tumor markers, and one-year survival.

“We have had particularly exciting results with phenoxodiol in the laboratory, finding that phenoxodiol was able to induce cell death in ovarian cancer cells that proved to be resistant to the effects of all other drugs, including those presently in use for the treatment of ovarian cancer,” Dr. Mor said.

“We have good evidence as to why this is happening, and we look forward to seeing the drug tested in women with this difficult form of cancer.”

Dr Rutherford said that in the Yale laboratories, they could not find another compound as promising as phenoxodiol for this form of cancer.

“We look forward to seeing how the compound will work in our patients,” Dr Rutherford added.

Executive Chairman of Marshall Edwards Inc, Dr. Graham Kelly, said the significance of this phase II trial was that phenoxodiol was the first drug in Phase II trials that switched off production within cancer cells of the main anti-apoptotic proteins, FLIP and XIAP.

“These proteins have been identified recently as being critically important to the ongoing survival of many forms of human cancer, including ovarian cancer,” Dr Kelly said.

“The targeting of these proteins by drug therapy has become a major focus of oncologists.”

Marshall Edwards Inc (MSH) is listed on the London Stock Exchange’s Alternative Investment Market and is 95 per cent owned by ASX and NASDAQ-listed Novogen Limited (ASX: NRT, NASDAQ: NVGN).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT), NASDAQ (CODE NVGN)

FOR FURTHER INFORMATION	:	DR GRAHAM KELLY, PHENOXODIOL PROGRAM DIRECTOR, NOVOGEN
LIMITED, EXECUTIVE CHAIRMAN, MARSHALL EDWARDS INC.,
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157

NOTES ON PHENOXODIOL AND OVARIAN CANCER

Phenoxodiol Regulates Death Receptor Activity

Phenoxodiol is a pan-acting anti-cancer drug. That is, it is active against all forms of human cancer tested to date, and it kills cancer cells by inducing apoptosis (programmed cell death).

It does this by allowing activation of the death receptors, a characteristic that researchers at Yale described earlier this year.

The death receptors are a family of proteins on the surface of all cells that, when activated, lead immediately to the death of the cell.

These receptors — Fas, TNFR1, DR3, TRAIL — are activated by the immune system and trigger the cell to self-destruct through a process of auto-digestion, or apoptosis.

The death receptors and apoptosis are important to our health, allowing the body’s immune system to kill a cell whenever it is damaged or when it is required to die as part of normal tissue remodeling.

Normal cells prevent accidental triggering of this mechanism by producing blocking proteins (known as anti-apoptosis proteins such as FLIP and XIAP) that block low level activation of the death receptors.

A damaged cell normally shuts off production of these anti-apoptosis proteins, thereby allowing the immune system to trigger apoptosis by contacting the death receptors.

Cancer cells resist this process by producing large amounts of blocking proteins such as FLIP. In this way, cancer cells are protected from the body’s attempts to destroy the cancer cells.

Switching off the production of these blocking proteins in cancer cells leads immediately to their death. For this reason, these blocking proteins have become recognized as an important new target for a new generation of anti-cancer drugs.

However, the challenge has been how to knock out production of proteins such as FLIP and XIAP in cancer cells without having a similar effect in non-cancer cells.

Research conducted at Dr. Mor’s laboratories at Yale University School of Medicine confirmed phenoxodiol as the first drug to achieve this outcome.

Phenoxodiol potently switches off the production of anti-apoptotic proteins in human cancer cells in a highly selective manner. In the laboratory, phenoxodiol is highly effective at killing ovarian cancer cells that are resistant to the killing effects of all other known anti-cancer drugs.

Five Phase I Trials Completed, Excellent Safety Profile

Phenoxodiol has been used in a total of 65 patients in Phase I trials worldwide. These trials have involved patients with end-stage solid cancers that have become refractory to standard chemotherapy.

The drug has exhibited a highly satisfactory safety profile, with no side-effects attributed to the drug. A number of patients have been reported by the clinicians to have exhibited anti- tumour responses.

Ovarian Cancer is a Major Cause of Death

Ovarian cancer (including fallopian cancer) is the fourth leading cause of cancer-related death in women in the United States.

It is the leading cause of cancer death from gynecologic malignancies.

In 2002, it is estimated that 23,300 new cases will be diagnosed in the United States and 13,900 deaths will occuri.

One out of 100 women will die from ovarian cancer. The high mortality is largely related to the absence of early symptoms. Approximately 80 percent of patients are diagnosed in advanced stages of the disease.

Even in properly diagnosed patients with stage I or II disease, the five year survival rate ranges from 50 to 90 percent depending on the degree of tumor differentiation.

Patients will respond to initial chemotherapy in 80 to 90 percent of cases, yet less than 10 to 15 percent will remain in remission. Advances in treatment have led to improved five-year survival, approaching 45 percent, however there have been no advances made in overall survival.

Editors Note: More information on phenoxodiol can be found at www.novogen.com and www.marshalledwardsinc.com.

[i] Anonymous, 2002. CA Cancer J Clin 52: 23-47

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